

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 SEP -1 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

26th August 2004

Securities and Excha
Office of Internationa
Division of Corporatic
450 Fifth Street, N. W
Washington, D.C. 20
United States of Ame





04036627

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from Bursa Malaysia Securities Berhad on the news article appearing in The Star entitled "Sime Darby aims for double-digit earnings growth" - released on 26th August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR



Form Version 2.0

General Announcement

Submitted by S DARBY on 26-08-2004 05:44:34 PM
Reference No SD-040825-19C9C

Submitting Merchant Bank
(if applicable)
Submitting Secretarial Firm Name
(if applicable)

*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ○ Announcement ● Reply to query
Query letter by KLSE reference no. : CY-040825-55878

* Subject :
Article entitled : "Sime Darby aims for double-digit earnings growth"

* **Contents :-**

We refer to the letter from Bursa Malaysia Securities Berhad to Sime Darby Berhad dated 25th August 2004 and the news article appearing on pages 1 and 3 in the StarBiz section of The Star on Wednesday, 25th August 2004.

We wish to clarify that the profit growth indication given of 3% to 4% is an estimate, based on the current economic outlook and the continuing trend of the Group's sales and profit level, barring any unforeseen circumstances.

The forecast profit growth and the basis at which it was arrived have not been reviewed by the auditors, and serve only as an indication of the prospects and outlook for the Group for the current financial year.

This announcement is dated 26th August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

25 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Fax: 1-202-942-9624/9638
Pages: 2

Dear Sirs

SIME DARBY BERHAD – FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the proposed acquisition by Space Tracks Sdn Bhd, a wholly-owned subsidiary of Sime Darby Berhad, of equity interest in Hyundai-Berjaya Corporation Berhad, Hyumal Motor Sdn Bhd and Inokom Corporation Sdn Bhd - released on 25 August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax: (212) 571 3050/3051/3052

/nz

File No. 82-4968

General Announcement
Reference No MM-040825-60199

Submitting Merchant Bank	: AMMERCHANT BANK BERHAD
Company Name	: SIME DARBY BERHAD
Stock Name	: SIME
Date Announced	: 25/08/2004

Type : Announcement
Subject : SIME DARBY BERHAD ("SDB")

Contents :

- **PROPOSED ACQUISITION BY SPACE TRACKS SDN BHD ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, OF 92,208,000 ORDINARY SHARES OF RM1.00 EACH ("SHARES") REPRESENTING 51% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") AND 34,578,000 WARRANTS REPRESENTING 51% OF THE TOTAL WARRANTS ISSUED BY HBCORP FOR A TOTAL CASH CONSIDERATION OF RM421,851,600;**

- **PROPOSED ACQUISITION BY STSB OF 3,060,000 SHARES REPRESENTING 51% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF HYUMAL MOTOR SDN BHD FOR A CASH CONSIDERATION OF RM76,500,000;**

- **PROPOSED ACQUISITION BY STSB OF 36,000,000 SHARES REPRESENTING 36% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF INOKOM CORPORATION SDN BHD ("INOKOM") FOR A CASH CONSIDERATION OF RM54,000,000;**

- **PROPOSED ACQUISITION BY STSB OF UP TO THE REMAINING 88,592,000 SHARES REPRESENTING 49% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF HBCORP AND 33,222,000 WARRANTS REPRESENTING 49% OF THE TOTAL WARRANTS ISSUED BY HBCORP NOT ALREADY HELD BY STSB UPON COMPLETION OF THE PROPOSED ACQUISITION OF HBCORP VIA A MANDATORY OFFER;**

- **PROPOSED ACQUISITION BY STSB OF 15,000,000 SHARES REPRESENTING 15% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF INOKOM VIA A MANDATORY OFFER AND/OR BY WAY OF CALL OPTION**

(HEREINAFER COLLECTIVELY BE REFERRED TO AS THE "PROPOSALS")

We refer to our announcement dated 19 June 2004 in relation to the Proposals.

On behalf of SDB, AmMerchant Bank Berhad is pleased to announce that the Ministry of International Trade and Industry ("MITI") has, vide its letter dated 20 August 2004 which was received on 24 August 2004, approved the Proposals.

The MITI's approval for the Proposals is subject to the Securities Commission's approval pursuant to the Foreign Investment Committee's guidelines on acquisition of interests, mergers and take-overs by local and foreign interests ("FIC Guidelines") being obtained and compliance with the FIC Guidelines.

This announcement is dated 25 August 2004.


Sime
Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

26 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 9

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 13, 19, 23, and 24 August 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NYZ/nob/ADR



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 08/13/2004 12:18:32 PM
Reference No MM-040813-41392

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Foong Yein Fun/Lin Shueh Fen
* Designation	:	Director/Associate Director, CF

* Type ● Announcement ○ Reply to query

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 13 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
12.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	130,000	RM5.55 per Share


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233,
50708 Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 19/08/2004 12:23:48 PM
Reference No MM-040819-41894

Submitting Merchant Bank (if applicable)	:	AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Foong Yein Fun/Lin Shueh Fen
* Designation	:	Director/Associate Director, CF

* Type : ● Announcement ○ Reply to query

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 19 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
18.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	100,000	RM5.55 per Share


Bank Berhad (2374
Floors, Bangunan AmBank
Chulan, P.O. Box



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 08/23/2004 12:19:51 PM
Reference No MM-040820-55845

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun / Lin Shueh Fen**
* Designation	:	**Director,CF / Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 23 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



TABLE 1.doc

File No. 82-4968

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
20.8.2004	Employees Provident Fund Board	Disposal of SDB Shares	400,000	RM5.55 per Share



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 08/24/2004 12:09:16 PM
Reference No MM-040824-41326

	Submitting Merchant Bank (if applicable)	AmMerchant Bank Berhad
	Submitting Secretarial Firm Name (if applicable)	
*	Company name	Sime Darby Berhad
*	Stock name	SIME
*	Stock code	4197
*	Contact person	Lin Shueh Fen/Jeff Kong
*	Designation	Associate Director/Assistant Manager, CF

* Type : ● Announcement ○ Reply to query

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 24 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

File No. 82-4968

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
23.8.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	200,000	RM5.675 per Share
23.8.2004	EPF	Disposal of SDB Shares	200,000	RM5.60 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.